FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the Quarter Ended September 30, 2005
Commission file number...001-31819

GOLD RESERVE INC.

Address of Principal Executive Offices:
  926 West Sprague Avenue
  Suite 200
  Spokane, Washington 99201

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F x Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934: Yes          No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Forward Looking Statements

The information presented or incorporated by reference in this Form 6-K contains both historical information and forward-looking statements (within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the Securities Act), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the Exchange Act)). These forward-looking statements involve risks and uncertainties, as well as assumptions that, if they never materialize, prove incorrect or materialize other than as currently contemplated, could cause the results of the Company and its consolidated subsidiaries to differ materially from those expressed or implied by such forward-looking statements.

Numerous factors could cause actual results to differ materially from those in the forwardlooking statements, including without limitation, our ability to obtain additional funding for the development of the Brisas project, in the event any key findings or assumptions previously determined by our experts in the final feasibility study significantly differ or change as a result of actual results in our expected construction and production at the Brisas project including changes in proposed development plans (including technology used), the risk that actual mineral reserves may vary considerably from estimates presently made, the impact of currency, metal prices and metal production volatility, concentration of operations and assets in Venezuela including the regulatory, political and economic risks associated with Venezuelan operations, our dependence upon the abilities and continued participation of certain key employees, and the risks normally incident to the operation and development of mining properties.

The words "expect," "intend," "estimate," "will" and other similar expressions that are predictions of or indicate future events and future trends which do not relate to historical matters, identify forward-looking statements. Any such forward-looking statements are not intended to give any assurances as to future results.

Investors are cautioned not to put undue reliance on forward-looking statements, and should not infer that there has been no change in the affairs of the Company since the date of this report that would warrant any modification of any forward-looking statement made in this document, other documents filed periodically with securities regulators or documents presented on our Company website. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this notice. The Company disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.

Investors are urged to read the Company's filings with U.S. and Canadian securities regulatory agencies, which can be viewed on-line at www.sec.gov, www.sedar.com or at the Company's website, www.goldreserveinc.com. Additionally, you can request a copy directly from the Company.

Exhibits

The following are filed as exhibits to this Form 6-K:

Exhibit
Number      Description
----------------------------------------------------------------------
9.1	     September 30, 2005 Interim Financial Report To Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD RESERVE INC.


By: s/ Robert A. McGuinness
       Vice President - Finance & CFO
       November 10, 2005


Exhibit Index

Exhibit
Number 	     Description
----------------------------------------------------------------------
99.1	     September 30, 2005 Interim Financial Report To Shareholders




EXHIBIT 99.1





GOLD RESERVE INC.
September 30, 2005
Interim Financial Report to Shareholders
U.S. Dollars

Operations Overview

Brisas Project

The Company's primary asset, the Brisas project, is a gold/copper deposit located in the Km 88 mining district of the State of Bolivar in southeastern Venezuela. The Brisas project consists of the Brisas alluvial concession, the Brisas hardrock concession beneath the alluvial concession, applications for other mineralization contained in these concessions, and contracts, land use permits and concessions for mineralization (primarily gold and copper) on land parcels contiguous to the existing concessions.

2005 Bankable Feasibility Study

In early 2005, a bankable feasibility study with respect to the construction and operation of the Brisas project was completed. Based on the positive conclusions contained in the bankable feasibility study, the Board of Directors approved proceeding with the financing and construction of the mine to produce gold dore on-site and ship gold/copper concentrate to an off-site smelter. We are currently evaluating financing options for the Brisas project with the assistance of Endeavour Financial.

The 2005 bankable feasibility study described herein has not yet been updated for the increase in proven and probable gold and copper reserves of approximately 1 million ounces of gold and approximately 100 million pounds of copper announced by the Company in the second quarter of 2005.

The 2005 bankable feasibility study, which was prepared by Aker Kvaerner Metals, Inc. (Aker Kvaerner), a subsidiary of the international engineering and construction services group, Aker Kvaerner, includes work performed by other independent consultants under the coordination of Aker Kvaerner. The geology, mineral resources, proven and probable reserves, mining sections and the financial analysis for the study were performed by Pincock Allen & Holt
(PAH). SGS Lakefield Research conducted metallurgical pilot plant test work with guidance from Aker Kvaerner.

Aker Kvaerner designed the metallurgical process flowsheet and Vector
Colorado LLC (Vector) performed the tailings facility design, hydrology study, geotechnical analysis and geochemical analysis. AATA International, Inc. (AATA) of Fort Collins, Colorado, and Ingenieria Caura, SA of Venezuela, conducted the environmental fieldwork in Venezuela and prepared the Venezuelan Environmental and Social Impact Assessment (V-ESIA) for the Venezuelan Ministry of Environment and Natural Resources (MARN), which was filed in August 2005 and the International Environmental and Social Impact Assessment (I-ESIA) for the financial institutions, which is expected to be completed in the fourth quarter of 2005.

Based on the results set forth in the 2005 bankable feasibility study, the operating plan assumes a large open pit mine containing proven and probable reserves of approximately 9.2 million ounces of gold and 1.2 billion pounds of copper in 414 million tonnes of ore grading 0.69 grams of gold per tonne and 0.13% copper, at a revenue cutoff grade of $2.76 per tonne. The final pit was developed with industry standard pit optimization software using a gold price of $350 per ounce and a copper price of $0.90 per pound. The study anticipates utilizing conventional truck and shovel mining methods with the processing of ore at full production of 70,000 tonnes per day yielding an average annual production of 486,000 ounces of gold and 63 million pounds of copper over an estimated mine life of approximately 16 years.

The base-case economic model contained in the 2005 bankable feasibility study utilizes $400 per ounce gold and $1.00 per pound copper. At such prices, cash operating costs (net of copper credits) are estimated at $154 per ounce of gold and total costs per ounce, including operating costs and initial and sustaining capital is approximately $263 per ounce of gold. Initial capital costs to construct and place the Brisas project into production are currently estimated to be $552 million. Tax exonerations or tax payment holidays are available for various taxes including value added tax and import duty tax on the initial capital costs. Management is in the process of applying for all available exonerations and expects to obtain such exonerations prior to the construction of the project. As a result, the cost of such taxes and import duties are not included in the initial costs of the project. However, there can be no assurances that such exonerations will be obtained.

Following completion of the I-ESIA, receipt of necessary permits and obtaining sufficient funding, construction of the planned facility is expected to take 24-26 months, with commissioning and achievement of commercial production shortly thereafter.

The following are the key assumptions contained in the 2005 bankable feasibility study:

Proven and probable reserves using $350 per ounce of gold and $0.90 per pound of copper:

Proven Reserves       193.2 million tonnes; 0.71 g/t gold and 0.12% copper
Probable Reserves     221.3 million tonnes; 0.68 g/t gold and 0.13% copper

Strip ratio
  (waste:ore)                                                       1.81:1

Mine Life (minimum)                                               16 years

Mill throughput                       70,000 tonnes per day "Hardrock" ore
                                  6,000 tonnes per day "Sulfide" saprolite
                                    6,000 tonnes per day "Oxide" saprolite

Plant Metal recoveries                                         gold  83.1%
                                                             copper  87.0%

Net payable Metals                                             gold  82.4%
                                                             copper  83.0%
Life of Mine Production
 (payable metals)                                gold  7.59 million ounces
                                                copper  979 million pounds

Average annual gold production                              486,000 ounces
Average annual copper production                         63 million pounds
Average annual copper concentrate production        124,000 metric tonnes

Economic Model Results using $400 per ounce
  of gold and $1.00 per pound of copper:
--------------------------------------------------------------------------
Total cash operating cost (on site and off site)       $5.26 per tonne ore

Initial capital cost                                        $552.4 million
Working capital                                              $39.3 million
Ongoing capital                                             $132.3 million
Cash Operating cost*                                $154 per ounce of gold
Production Taxes                                     $13 per ounce of gold
Total Cash costs*                                   $167 per ounce of gold
Capital Cost Amortization                            $96 per ounce of gold
Total Cost                                          $263 per ounce of gold

Internal rate of return (After-Tax)                                   9.1%
Project net present value (After-Tax)                   @ 0%  $711 million
                                                        @ 5%  $207 million
Project payback                                                  8   years
* Net of copper by product credit

Mineral Resource and Reserve Estimates Contained in the 2005 Bankable Feasibility Study.

PAH reviewed the methods and procedures utilized by the Company at the Brisas project to gather geological, geotechnical, and assaying information and found them reasonable and meeting generally accepted industry standards for a bankable feasibility study. PAH believes that the Brisas project has conducted sampling and analysis programs using standard practices, providing generally reasonable results and that the data can effectively be used in the estimation of resources and reserves.

PAH calculated the mineral resource and reserve estimates contained in the January 2005 bankable feasibility study and reported upon the mineral resource and reserve estimates in accordance with CSA National Instrument 43-101, as required by Canadian securities rules, in February 2005. We believe that the calculation of mineral reserves is substantially the same as those under the U.S. Securities and Exchange Commission Industry Guide 7 however,we advise U.S. investors that definitions contained in CSA National Instrument 43-101 differ in certain respects from those set forth in the U.S. Securities and Exchange Commission Industry Guide 7.The qualified persons involved in the property evaluation and resource and reserve estimate were Raul Borrastero, C.P.G. and Susan Poos P.E. of PAH and Brad Yonaka, Exploration Manager for Gold Reserve.

Mineral Resource Estimate Contained in the
2005 Bankable Feasibility Study.

Based on work completed by PAH for the 2005 Brisas bankable feasibility study, using an off-site smelter process for treating gold/copper concentrates, the Brisas project is estimated to contain a measured and indicated mineral resource of 10.97 million ounces of gold and approximately
1.4 billion pounds of copper (based on 0.4 gram per tonne gold equivalent cut-off).

We advise U.S. investors that while the terms "measured" and "indicated resources" are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that the mineralization not already categorized as mineral reserves, will ever be converted into reserves.

The February 2005 estimated measured and indicated mineral resource utilizing an off-site smelter process is summarized in the following table:


(kt=1,000 tonnes)      Measured              Indicated           Measured and Indicated
Au Eq                      Au     Cu                Au     Cu               Au     Cu
Cut-off Grade      kt     (gpt)   (%)      kt      (gpt)    (%)     kt     (gpt)   (%)
---------------------------------------------------------------------------------------
0.40            217,883  0.700  0.118    284,941  0.662   0.132   502,824  0.678  0.126
---------------------------------------------------------------------------------------

CAPTION>

(In Millions)             Measured               Indicated       Measured and Indicated
Au Eq                     Au     Cu              Au     Cu            Au      Cu
Cut-off Grade             oz.    lb.             oz.    lb.           oz.     lb.
---------------------------------------------------------------------------------------
0.40                     4.905   566           6.066    827         10.971   1,393
---------------------------------------------------------------------------------------


The inferred mineral resource, based on an off-site smelter process (0.4 gram per tonne gold equivalent cut-off), is estimated at 126.5 million tonnes containing 0.65 grams gold per tonne and 0.13 percent copper, or 2.64 million ounces of gold and 370 million pounds of copper. The mineral resource estimate has been calculated in accordance with CSA National Instrument 43-101. The mineral resource and gold equivalent (AuEq) cut-off is based on $350 per gold ounce and $0.90 per pound copper.

We advise U.S. investors that while the term "inferred mineral resource" is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize such term. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Mineral Reserve Estimate Contained in the
2005 Bankable Feasibility Study.

Based on work completed by PAH for the Brisas 2005 bankable feasibility study, using an off-site smelter process for treating gold/copper concentrates, the Brisas project is estimated to contain a proven and probable mineral reserve of approximately 9.2 million ounces of gold and 1.2 billion pounds of copper. The estimated proven and probable mineral reserve as reported in accordance with CSA National Instrument 43-101 in February 2005 is summarized in the following table:


         Reserve                            Au          Cu         Waste       Total
         tonnes       Au Grade   Cu Grade   ounces      pounds     tonnes      tonnes      Strip
Class    (millions)   (gpt)       (%)       (thousands) (millions) (millions)  (millions)  Ratio

Proven     193.2      0.71       0.123      4,399         525
Probable   221.3      0.68       0.133      4,808         654
------------------------------------------------------------------------------------------------
Total      414.5      0.69       0.129      9,207       1,179       748.3      1,162.8     1.81
------------------------------------------------------------------------------------------------

Note that the mineral resources estimate does not represent material that exists in addition to the mineral reserve. The mineral reserve estimate disclosed in the table above which are designated as commercially viable are included in and a part of the mineral resources estimate shown in the previous section.

The mineral reserve (within a pit design) has been estimated in accordance with CSA National Instrument 43-101, which we believe is substantially the same as SEC Industry Guide 7. The mineral reserve was estimated using average recovery rates for gold and copper of approximately 83% and 87% respectively, metal prices of U.S. $350 per ounce gold and U.S. $0.90 per pound copper with an internal revenue cut-off of $2.76 per tonne.

Brisas Project Work To Date.

Considerable work has taken place to establish the Brisas project mineral resource and reserve. Over $80 million has been expended on the Brisas project including property and mineral rights, acquisition costs, equipment expenditures, litigation settlement costs and exploration costs. These costs include: extensive geology, geophysics and geochemistry, approximately 890 drill holes or approximately 200,000 meters of core drilling, independent audits of our drilling, sampling, assaying procedures and ore reserves methodology, environmental baseline work/socioeconomic studies, hydrology studies, geotechnical studies, mine planning, advanced stage grinding and metallurgical test work, tailings dam designs, milling process flow sheet designs, bench scale testing of an on-site copper process and a final bankable feasibility study.

With the completion of the 2005 bankable feasibility study, management developed a critical-path plan for obtaining required permits (most notable are the permits for construction and operation), obtaining funding and commencing construction. This effort includes the development and implementation of project related contracts such as engineering, procurement and construction management, port facilities, concentrate sales contracts, electricity and fuel supply contracts, final permit approvals and a number of other agreements related to the construction and operation of the Brisas project. Concurrent with these activities, management is also devoting substantial time and effort on obtaining financing for the Brisas project.

Brisas 2005-2006 Work Plan

The Company accomplished the following in the first nine months of 2005:

Feasibility Study.

A Bankable Feasibility Study for the Brisas project was completed by Aker Kvaerner in January 2005. The study was supported by a geo-techincal evaluation, tailings dam design, water balance and management plan by Vector Colorado. In addition, PAH completed the mineable reserve estimate, pit design, mine planning, mine capital and operating cost estimates.

NI 43-101 Technical Report.

The mineable reserve estimate contained in the Bankable Feasibility Study was completed by PAH and submitted to Canadian securities regulators pursuant to CSA National Instrument 43-101 in February 2005.

EPCM Contractor.

Proposals were solicited from several major international engineering and construction companies. The Company selected SNC-Lavalin Engineers & Constructors, Inc. (SLE&C) of Toronto and its affiliate, SNC-Lavalin International, Inc., to undertake the Engineering, Procurement, and Construction Management (EPCM) for the Brisas gold/copper project in southeastern Venezuela. SLE&C initiated work on the Brisas project in July 2005 under a limited Letter of Authorization. Management and SLE&C are finalizing the definitive EPCM contract, which is expected to be signed in fourth quarter 2005.

Proven and Probable Reserves Updated.

The Company announced in May 2005 an increase in the proven and probable reserves at the Brisas project. Gold increased to 10.1 million ounces from
9.2 million ounces and copper increased to 1.29 billion pounds from 1.18 billion pounds as shown in the tables below. The 2005 bankable feasibility study described earlier in this document has not yet been updated with this new data.

In May 2005 PAH calculated the updated mineral resource and reserve estimates summarized in the table below in accordance with CSA National Instrument 43-101. We believe that the calculation of the updated mineral reserves is substantially the same as those under the U.S. Securities and Exchange Commission Industry Guide 7, however,we advise U.S. investors that definitions contained in CSA National Instrument 43-101 differ in certain respects from those set forth in the U.S. Securities and Exchange Commission Industry Guide 7.The qualified persons involved in the property evaluation and resource and reserve estimate were Raul Borrastero, C.P.G. and Susan Poos P.E. of PAH and Brad Yonaka, Exploration Manager for Gold Reserve.

The May 2005 estimated measured and indicated mineral resource utilizing an off-site smelter process is summarized in the following table:


(kt=1,000 tonnes)        Measured              Indicated         Measured and Indicated
Au Eq                       Au     Cu               Au     Cu                Au      Cu
Cut-off Grade        kt    (gpt)   (%)      kt     (gpt)   (%)      kt      (gpt)    (%)
-----------------------------------------------------------------------------------------
0.40              250,184  0.689  0.119   332,314  0.640  0.132   582,498   0.661   0.126
-----------------------------------------------------------------------------------------


(In Millions)            Measured              Indicated         Measured and Indicated
Au Eq                       Au     Cu               Au     Cu               Au      Cu
Cut-off Grade               oz.    lb.              oz.    lb.              oz.     lb.
----------------------------------------------------------------------------------------
0.40                      5.541    656            6.837    966            12.378   1,622
----------------------------------------------------------------------------------------


The inferred mineral resource, based on an off-site smelter process (0.4 gram per tonne gold equivalent cut-off), is estimated at 129.0 million tonnes containing 0.594 grams gold per tonne and 0.122 percent copper, or 2.46 million ounces of gold and 346 million pounds of copper. The mineral resource estimate has been calculated in accordance with CSA National Instrument 43-101. The mineral resource and gold equivalent (AuEq) cut-off is based on $350 per gold ounce and $0.90 per pound copper.

Based on work completed by PAH utilizing traditional flotation and off-site smelter processes for treating gold/copper concentrates, the Brisas project is estimated to contain a proven and probable mineral reserve of approximately 10.1 million ounces of gold and 1.29 billion pounds of copper as summarized in the following table:


           Reserve                          Au          Cu          Waste       Total
           tonnes      Au Grade   Cu Grade  ounces      pounds      tonnes      tonnes      Strip
Class      (millions)  (gpt)      (%)       (thousands) (millions)  (millions)  (millions)  Ratio

Proven     206.9       0.726      0.125      4,829        570
Probable   239.3       0.683      0.136      5,255        720
-------------------------------------------------------------------------------------------------
Total      446.2       0.703      0.131     10,084      1,290       963.8       1,410.0     2.16
-------------------------------------------------------------------------------------------------


Note that the mineral resource estimate does not represent material that exists in addition to the mineral reserve. The mineral reserve estimate disclosed above which are designated as commercially viable are included in and a part of the mineral resource estimate shown in the previous section.

The mineral reserve (within a pit design) has been estimated in accordance with CSA National Instrument 43-101, which we believe is substantially the same as SEC Industry Guide 7. The mineral reserve was estimated using average recovery rates for gold and copper of approximately 83% and 87% respectively, metal prices of U.S. $350 per ounce gold and U.S. $0.90 per pound copper with an internal revenue cut-off of $2.76 per tonne.

Copper Concentrate Smelters.

The Company has entered letters of intent with NordDeutcshe Refinery of Germany and Boliden of Sweden for smelting gold/copper concentrates.

Port Facilities.

The Company has signed a letter of intent with a Venezuelan port facility company for the future storage and trans-shipments of gold/copper concentrate.

Environmental Studies.

Management has filed its V-ESIA with MARN in August 2005, which is required for the Company to obtain the permit to construct the Brisas gold/copper project. In addition, an I-ESIA is being prepared by AATA for financing purposes, which is expected to be finalized in the fourth quarter of 2005.

Public Consultation.

The Company held a public consultation meeting in July 2005 with the local communities surrounding the Brisas project in the KM 88 mining district of Venezuela. The meeting held in conjunction with the Company's completion of the V-ESIA and support of the I-ESIA built on the Company's years of community dialogue and development initiatives and was attended by 187 people representing the local communities and indigenous people. We believe the meeting was well received by the community leaders and comments provided will be considered and incorporated into the project as appropriate.

Project Financing.

The Company and Endeavour Financial continued working to secure project debt financing for the Brisas project. In addition, a site visit and an independent review of the feasibility study are being conducted by an independent mining consultant in support of project financing.

New Personnel.

In August and October 2005 the Company added the positions of Vice President-Chief Legal Officer and Vice President of Venezuelan Operations to the management team, respectively. Earlier in January 2005, the Company added five key managerial personnel to its operations and technical staff. These staff additions are part of management's continuing effort to add additional personnel that will be needed to construct and operate the Brisas project.

The Company expects to focus on the following issues during the next six to twelve months:

SLE&C has commenced the first phase of the EPCM scope of work with the key objective being to generate the information and criteria that will form the basis of the project budget, schedule and all subsequent engineering, procurement and construction activities to be performed on the Brisas project. Thereafter, the work will include detailed design and engineering, procurement and contract management and construction management and execution. Procurement and construction is expected to commence following receipt of final environmental permits and the Company obtaining appropriate financing.

SLE&Cs scope of work includes providing services related to and management of the construction of a 70,000 metric tonne per day hard rock ore copper concentrator and related systems, a tailings dam, concentrate storage and load-out facilities, the initial pit dewatering wells and support facilities including mobile equipment shop, administration building, communications and IT services, laboratory, maintenance facilities, warehouse and employee man camp. SLE&C will also provide all services and supplies necessary for commissioning and start-up of the project, manage the health, safety and environmental plans and assure its services and those of the trade contractors comply with commitments from the International ESIA and local permit requirements.

In addition to the definitive EPCM contract, management is in the process of finalizing contracts for the supply of electricity, gold/copper concentrate smelting and port facilities.

With the filing of the V-ESIA with MARN earlier this year, management and its advisors are providing MARN with additional information and responding to questions as needed in order to insure that the permit to construct the Brisas gold/copper project is issued as soon as possible.

Concurrent with other activities, management is working with Endeavour Financial on the project debt-financing package with several debt sources including commercial banks, export credit agencies, international development banks and also equipment and off-take finance sources, many of which have expressed an interest in the project.

Work on-site such as geo-tech drilling, road construction, condemnation drilling and various planning activities will continue or commence, as the case may be, along with the addition of various management and staff positions as the Company receives the appropriate permits and advances toward commencement of construction.

The Company is continuing its participation in various social, cultural, health and environmental programs in the immediate and surrounding areas near Brisas. These efforts have included the construction of a medical facility within the framework of "Mision Barrio Adentro", a governmental program to provide medical assistance to the poor, and refurbishment and expansion of a local school. Also, the Company has completed construction of new recreational facilities such as parks, refurbishment of multiple-use sport courts and year-round cultural and sport programs, all of which have received a very favorable response from the community.The Company continues its open dialogue with the local and surrounding communities and to further its proposal to the Ministry of Basic Industries and Mines (MIBAM) to implement a support program within the framework of Mission Piar, one of President Chavez's social initiatives which includes the local small miners and encompasses technical assistance and training to explore and minimize the impact to the environment as well as their integration into the formal economy.

Choco 5 Property

The Choco 5 property, a grass roots gold exploration target, is a 5,000 hectare concession located in the El Callao mining district in the State of Bolivar, southeastern Venezuela. Since acquiring the property in 2000, the Company has invested approximately $200,000 on acquisition and exploration costs.

In July 2005, the Company received the Permit to Affect Natural Resources from MARN for the Choco 5 property and has already commenced an aggressive exploration drilling program on the property with planned expenditures of approximately $400,000 in 2005 and $750,000 in 2006. Exploration activities will include further environmental permitting, additional geologic mapping and reconnaissance, comprehensive grid of soil geochemical sampling, geophysical testing of established gold anomalies in the eastern sector of the property, trenching and selective diamond drilling of gold anomalies, and construction of access roads to facilitate the above activities. The Company will base its exploration effort out of its office in the community of El Callao.

Financial Overview

Overview.

The following discussion of financial position as of September 30, 2005 and results of operations for the nine months ended September 30, 2005 and 2004 are to be read in conjunction with the Company's unaudited consolidated financial statements and related notes, included herein.

We prepare our consolidated financial statements in U.S. Dollars in accordance with accounting principles generally accepted in Canada. These financial statements together with the following management's discussion and analysis, dated November 10, 2005, are intended to provide investors with a reasonable basis for assessing the financial performance of the Company as well as certain forward-looking statements relating to the Company's potential future performance. Additional information on the Company can be found in the Company's Annual Information Form filed with Canadian Securities Regulators at www.sedar.com and its Form 20F filed with the US Securities and Exchange Commission at www.sec.gov.

In response to comments the Company received from the Staff of the U.S. Securities and Exchange Commission the Company amended its Annual Report on Form 20-F for its fiscal year ended December 31, 2004, originally filed with the Securities and Exchange Commission on April 1, 2005. The primary change was to amend Note 11 to the Company's consolidated financial statements, "Differences between Canadian and U.S. GAAP." This amendment reflects the restatement of results of operations, financial position and cashflows under U.S. GAAP based upon a revision in accounting treatment made by the Company under U.S. GAAP with respect to the treatment of capitalized mine development costs prior to the establishment of proven and probable reserves. The revision in accounting treatment under U.S. GAAP has had no effect on the Company's primary financial statements prepared in accordance with Canadian GAAP since the Company's capitalization policy for mine development costs is in accordance with Canadian GAAP.

The Company is engaged in the business of exploration and development of mining projects and is presently focusing its financial resources on its most significant asset, the Brisas project, and to a lesser extent the exploration of its Choco 5 property, both located in Bolivar State, Venezuela. The Company has no commercial production at this time. As a result, the Company has not recorded revenue or cash flow from its mining operations and has experienced losses from operations for each of the last five years, a trend we expect to continue until the Brisas project is fully developed and put into commercial production. The Company has historically financed its operations through the sale of common stock and other equity securities. Management expects the Brisas project, if constructed, to be similarly financed along with project and corporate debt financing.

As noted elsewhere, the Company completed a 2005 bankable feasibility study with respect to the construction and operation of the Brisas project. Based on the results of the study, the feasibility study operating plan assumes a large open pit mine utilizing conventional truck and shovel mining methods. The construction of the Brisas project is expected to take approximately 24-26 months and cost an estimated $552 million, the start of which is primarily dependant upon receiving the required permits and obtaining sufficient financing. Obtaining the required permits and the necessary funding for the Brisas project will continue to be the Company's primary focus during the remainder of 2005 and into 2006.

During the last several years, Venezuela has experienced high levels of inflation, political and civil unrest and changes in and proposed changes in regulatory regimens. Despite these matters, the Company, up to now, has not experienced any significant adverse impact on its operations in Venezuela nor have we curtailed our investment activities in the country. However, our operations and investments in Venezuela could be adversely affected by unforeseen political events and changes in legal, tax and regulatory regimes in the future.

In early 2005, the Venezuelan government announced new regulations concerning exports from Venezuela, which will require, effective April 1, 2005, all goods and services to be invoiced in the currency of the country of destination or in U.S. Dollars. We are evaluating the impact of these new regulations, which we believe could result in an increase in future operating costs. Past and recent conditions have not adversely affected the Company's operations as the Company primarily transfers funds into Venezuela for its operations. However, this will change in the future to the extent that the Company begins production and sales from Venezuela and we will assess currency issues at that time. There can be no assurance that further developments or interpretations of these regulations are limited to the impact we have described herein.

Also in early 2005, Venezuelas Minister of MIBAM announced that Venezuela will review all foreign investments in non-oil basic industries, including gold projects. The Minister indicated Venezuela is seeking transfers of new technology, technical training and assistance, job growth, greater national content, and creation of local downstream industries and that the transformation would require a fundamental change in economic relations with major multinational companies. In September 2005, Venezuelan President Hugo Chavez announced that the Venezuelan government planned to revoke gold and diamond concessions and/or contracts and also that he planned to create a new state mining company as part of an effort to increase government control over the sector. President Chavez did not specify which concessions and/or contracts would be revoked, but later MIBAM Minister Victor Alvarez said inactive and out of compliance mines would be handed over to small mining cooperatives supported by the government through a new government mining corporation.

To the best of our knowledge, all of our properties are in compliance with the regulations and requirements of the agreements and our various social, cultural and environmental programs in the immediate and surrounding areas near Brisas are consistent with the government's social agenda including the framework of Mission Piar, one of President Chavez's social initiatives which includes the local small miners and encompasses technical assistance and training to explore and minimize the impact to the environment as well as their integration into the formal economy. We enjoy an good working relationship with the MIBAM, MARN and in general the Venezuelan Government and look forward to the economic and social development of the Brisas project in a mutually beneficial manner with the communities located near the project, the people in Bolivar State, and the Bolivarian Republic of Venezuela.

References in this report to total cash costs per ounce (a non-GAAP measure of performance) we believe enables certain investors to better understand the Brisas project's potential profitability and ability to generate operating cash flow. Non-GAAP measures do not have any standardized meaning prescribed by Canadian and U.S. GAAP, and therefore they may not be comparable to similar measures prescribed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP, such as the nearest comparable GAAP measurentotal cost per ounce. Such measures are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP.

Critical Accounting Estimates.

Critical accounting estimates represent estimates that are highly uncertain and changes in those estimates could materially impact our financial statements. The significant accounting estimates contained in the financial statements include: carrying value of the Brisas project; mineral reserve and resource estimates and contingencies. Management has discussed the development and selection of our critical accounting estimates with the Company's Audit Committee.

Significant Accounting Policies.

The Companys accounting policies are described in Note 1 of the consolidated financial statements. The more significant accounting policies are as follows:

Marketable Securities. Equity securities are carried at the lower of cost and net realizable value. Corporate debt securities and U.S. treasuries and agency obligations are carried at amortized cost.

Exploration and Development Costs. Exploration costs incurred in locating areas of potential mineralization are expensed as incurred. Exploration costs of properties or working interests with specific areas of potential mineralization are capitalized at cost pending the determination of a property's economic viability. Development costs of proven mining properties not yet producing are capitalized at cost and classified as property, plant and equipment. Property holding costs are charged to operations during the period if no significant exploration or development activities are being conducted on the related properties. Upon commencement of production, capitalized exploration and development costs will be amortized based on the estimated proven and probable reserves benefited. Properties determined to be impaired or that are abandoned are written-down to the estimated recoverable amount. Carrying values do not necessarily reflect present or future values.

Results of Operations.

The Company's results of operation are a product of operating expenses, primarily related to the development of the Brisas project, net of investment income. Consolidated net loss for the three and nine months ended September 30, 2005 amounted to $1,755,640 and $5,682,434 or $0.05 and $0.16 per share compared to consolidated net loss of $1,420,077 and $3,512,192 or $0.05 and $0.12 per share for the same periods in 2004.

Other income for the three and nine month periods ended September 30, 2005 increased by $202,070 and $445,395 over the comparable periods in 2004. The change was primarily due to an increase in the amount of invested cash and gains on sales of securities.

Operating expenses for the three and nine months ended September 30, 2005 increased by $537,633 and $2,615,637 over the comparable periods in 2004. The change was primarily due to the cost of implementing directorsi and officers insurance, increases in consulting costs associated with the development of the Brisas project, increased compensation expense primarily as a result of new hires and overall increases in expenditures as a result of the increased corporate management activity associated with the development of the Brisas project and financing activities.

Selected Quarterly Financial Data.

The quarterly results of operations shown below are primarily a result of the increase in operating costs associated with the development of the Brisas project. The increase in operating cost during the three-month periods from September 2004 to September 2005 is primarily due to overall increases in expenditures as a result of the increased activity associated with the development and financing of the Brisas project, coupled with compensation adjustments for existing officers, directors and employees, costs associated with new hires, increased costs associated with investor relations and the impact of implementing new rules related to accounting for stock-based compensation.


Quarter ended          9/30/05     6/30/05     3/31/05    12/31/04     9/30/04    6/30/04     3/31/04    12/31/03
------------------------------------------------------------------------------------------------------------------
Other Income           395,410     392,064     217,982     372,064     193,340    205,652     128,825     291,218
Net loss before tax (1,755,640) (1,803,271) (2,123,523) (1,970,437) (1,420,077)  (880,107) (1,212,008) (1,603,873)
Per share                (0.05)      (0.05)      (0.06)      (0.07)      (0.05)     (0.03)      (0.04)      (0.07)
Fully diluted            (0.05)      (0.05)      (0.06)      (0.07)      (0.05)     (0.03)      (0.04)      (0.07)
Net loss            (1,755,640) (1,803,271) (2,123,523) (1,970,437) (1,420,077)  (880,107) (1,212,008) (1,608,606)
Per share                (0.05)      (0.05)      (0.06)      (0.07)      (0.05)     (0.03)      (0.04)      (0.07)
Fully diluted            (0.05)      (0.05)      (0.06)      (0.07)      (0.05)     (0.03)      (0.04)      (0.07)

Measurement Uncertainty.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Substantially all of the Company's investment in property, plant and equipment represents amounts invested in the Brisas project located in Venezuela. See Management's Discussion and Analysis contained herein and the Company's Annual Information Form for further discussion of risk factors.

Managements capitalization of exploration and development costs and assumptions regarding the future recoverability of such costs is subject to among other things, the Company's current mineral reserves which are based on engineering and geological estimates, gold and copper prices, estimated plant construction and operating costs and the procurement of all necessary regulatory permits and approvals. These estimates could change in the future and this could affect the carrying value and the ultimate recoverability of the amounts recorded as property and mineral rights and capitalized exploration and development costs.

The Company operates and files tax returns in a number of jurisdictions. The preparation of such tax filings requires considerable judgment and the use of assumptions. Accordingly, the amounts reported could vary in the future.

Liquidity and Capital Resources.

The Companys significant investing activities during the nine months ended September 30, 2005 included the purchase and sale or maturity of marketable securities, on a net basis, of approximately $3.6 million and the purchase of property, plant and equipment of approximately $3.2 million. The total financial resources of the Company, which includes cash plus marketable securities, decreased $5.4 million from December 31, 2004 to approximately $27 million as of September 30, 2005.

As of the date of this report, the Company had the following shares, equity units, warrants and share options issued:

---------------------------------------------------------------
Class A common                                       35,125,437
Equity units1                                         1,110,020
Class A common share purchase warrants 2              2,680,500
Class A common share purchase options3                3,095,844
---------------------------------------------------------------

1) An equity unit consists of one class B common share of Gold Reserve Inc. and one class B common share of Gold Reserve Corporation. Equity units are convertible into Class A common shares of Gold Reserve Inc. on a one to one basis.

2) Consist of 5,361,000 Class A common share purchase warrants exercisable for one-half share or 2,680,500 Class A Common Shares, exercisable at Cdn $5.40 per whole share and expiring in November 2006.

3) Exercisable at between $0.57 and $4.90 per share.

With the completion of the bankable feasibility in early 2005, our efforts are focused primarily on identifying suitable funding sources, completion of detailed project engineering, development and implementation of project related contracts such as engineering, procurement and construction management, port facilities, concentrate sales contracts, electricity and fuel supply contracts, and a number of other agreements related to the construction and operation of the Brisas project and obtaining the required permits (primarily the permits to construct and operate). Initial capital expenditures required to put the Brisas project into production as presently proposed in the Brisas bankable feasibility study, is estimated to be approximately $552 million over a 24-26 month construction period. Commencement of the construction of the Brisas project is primarily dependant upon obtaining the required permits and obtaining sufficient financing.

As of November 10, 2005, the Company held approximately $26 million in cash and investments. In the near-term, management believes that cash and investment balances are sufficient to enable the Company to fund its pre-construction activities through 2007 (excluding substantial Brisas project construction activities). The timing and extent of additional funding or project financing, if any, depends on a number of important factors, including, but not limited to the actual timetable of our future work plans, our assessment of the financial markets, the political, regulatory and economic conditions in Venezuela, our share price and the price of gold and copper. Management provides no assurances that it will be able to obtain the substantial additional financing that will be needed to construct the Brisas project. Failure to raise the required funds will mean the Company will be unable to construct and operate the Brisas project.


CONSOLIDATED BALANCE SHEETS
September 30, 2005 (unaudited) and December 31, 2004

                                               September 30,   December 31,
U.S. Dollars                                        2005            2004
----------------------------------------------------------------------------
ASSETS

Current Assets
Cash and cash equivalents                      $ 24,867,511     $ 27,178,705
Marketable securities                             2,397,216        5,528,776
Deposits, advances and other                        336,727          336,128
Accrued interest                                                      13,444
----------------------------------------------------------------------------
Total current assets                             27,601,454       33,057,053

Property, plant and equipment, net               55,659,081       52,535,018
Other                                             1,073,309        1,013,460
----------------------------------------------------------------------------
Total assets                                   $ 84,333,844     $ 86,605,531
============================================================================

LIABILITIES

Current Liabilities:
Accounts payable
  and accrued expenses                         $    818,322     $  1,307,635
----------------------------------------------------------------------------
Total current liabilities                           818,322        1,307,635

Minority interest in
  consolidated subsidiaries                       1,129,554        1,121,838
----------------------------------------------------------------------------
Total liabilities                                 1,947,876        2,429,473
============================================================================

SHAREHOLDERS' EQUITY

Serial preferred stock,
  without par value
Common shares and equity
  units, without par value                      140,270,642      136,907,516
Less common shares
  held by affiliates                               (674,598)        (674,598)
Stock options                                     1,792,386        1,004,197
Accumulated deficit                             (58,638,168)     (52,955,734)
KSOP debt                                          (364,294)        (105,323)
----------------------------------------------------------------------------
Total shareholders' equity                       82,385,968       84,176,058
----------------------------------------------------------------------------
Total liabilities and
  shareholders' equity                         $ 84,333,844     $ 86,605,531
============================================================================

The accompanying notes are an integral part of the consolidated financial statements.

Approved by the Board of Directors:

s/ Chris D. Mikkelsen                  s/ Patrick D. McChesney


CONSOLIDATED STATEMENTS OF OPERATIONS

For the Three and Nine Months Ended September 30, 2005 and 2004 (unaudited)

                              Three Months Ended        Nine Months Ended
U.S. Dollars                 2005          2004        2005           2004
                         ---------------------------------------------------
OTHER INCOME

Interest                $  223,918    $  111,805   $  635,864     $  347,958
Gain on sale of
  marketable securities    171,492        81,535      337,348        179,859
----------------------------------------------------------------------------
                           395,410       193,340      973,212        527,817
----------------------------------------------------------------------------

EXPENSES

General and
  administrative         1,019,136       674,437     3,240,124     1,771,674
Technical services         874,792       744,126     2,604,617     1,583,887
Corporate communications   126,636       179,231       476,115       563,098
Legal and accounting       148,343        10,984       243,973        82,002
Foreign currency
 (gain) loss               (22,839)        2,772        83,101        43,758
Minority interest in net
 income (loss) of
  consolidated
   subsidiaries              4,982         1,867         7,716        (4,410)
                         2,151,050     1,613,417     6,655,646     4,040,009
----------------------------------------------------------------------------
Net loss               $(1,755,640)  $(1,420,077)  $(5,682,434)  $(3,512,192)
============================================================================
Net loss per share     $     (0.05)  $     (0.05)  $     (0.16)  $     (0.12)
============================================================================
Weighted average common
shares outstanding      35,304,253    28,386,147    34,904,722    28,291,545
============================================================================

CONSOLIDATED STATEMENTS OF DEFICIT

For the Nine Months Ended September 30, 2005 and 2004 (unaudited)

U.S. Dollars

Deficit, December 31, 2004                                   $  (52,955,734)
Net loss                                                         (5,682,434)
----------------------------------------------------------------------------
Deficit, September 30, 2005                                  $  (58,638,695)
============================================================================
Deficit, December 31, 2003                                   $  (47,054,004)
Adjustment for stock option compensation from 2002 and 2003        (419,101)
Net loss                                                         (3,512,192)
----------------------------------------------------------------------------
Deficit, September 30, 2004                                  $  (50,985,297)
============================================================================

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Three and Nine Months Ended September 30, 2005 and 2004 (unaudited)

                         Three Months ended            Nine Months Ended
U.S. Dollars             2005          2004          2005           2004
----------------------------------------------------------------------------
Cash Flows from Operating Activities:

Net loss          $ (1,755,640)  $ (1,420,077)  $ (5,682,434)  $ (3,512,192)
Adjustments to reconcile
  net loss to net
  cash used by
  operating activities:
Stock option
  compensation         248,357        116,320        788,189        419,254
Depreciation            24,173         15,485         64,166         40,597
Amortization of premium
  (discount) on marketable
   securities           (2,513)        26,945            713         93,802
Foreign currency
  (gain) loss          (22,839)         2,772         83,101         43,758
Minority interest
  in net income (loss)
  of consolidated
  subsidiaries           4,982          1,867          7,716         (4,410)
Net gain on sale
  of marketable
  securities          (171,492)       (81,535)      (337,348)      (179,859)
Shares issued
  for compensation      55,891                       491,811         13,279

Changes in non-cash working capital:

Net decrease in deposits,
  advances and
  accrued interest      10,199        124,954         12,845        148,905
Net increase (decrease)
  in accounts payable
  and accrued expenses (90,456)       515,507       (489,313)       170,106
----------------------------------------------------------------------------
Net cash used by
  operating
  activities        (1,699,338)      (697,762)    (5,060,554)    (2,766,760)
============================================================================

Cash Flows from Investing Activities:

Proceeds from the sale
  and maturity of
  marketable
  securities         1,171,492      2,881,535      5,786,299      4,729,859
Purchase of
  marketable
  securities        (1,318,104)      (764,275)    (2,318,104)    (3,046,779)
Purchase of
  property, plant
  and equipment     (1,352,676)    (1,274,913)    (3,188,229)    (3,476,929)
Other                  (37,287)       (56,232)      (142,950)      (214,397)
----------------------------------------------------------------------------
Net cash provided
  (used) by investing
  activities        (1,536,575)       786,115        137,016     (2,008,246)
============================================================================

Cash Flows from Financing Activities:

Proceeds from
  the issuance of
  common shares          6,504        194,400      2,612,344        247,800
----------------------------------------------------------------------------
Net cash provided
  by financing
  activities             6,504        194,400      2,612,344        247,800
============================================================================

Change in Cash and Cash Equivalents:

Net increase (decrease)
  in cash and
  cash equivalents  (3,229,409)        282,753    (2,311,194)    (4,527,206)
Cash and cash
  equivalents -
  beginning
  of period         28,096,920       6,521,544    27,178,705     11,331,503
----------------------------------------------------------------------------
Cash and cash
  equivalents -
  end of period   $ 24,867,511     $ 6,804,297  $ 24,867,511    $ 6,804,297
============================================================================
The accompanying notes are an integral part of the consolidated financial statements.




Selected Notes To Consolidated Financial Statements

For the Nine Months Ended September 30, 2005 and 2004 (unaudited) Expressed in U.S. Dollars

1. Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada for interim financial information. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in Canada for complete financial statements.

In the opinion of management, the accompanying unaudited consolidated financial statements contain all adjustments necessary to present fairly the financial position of Gold Reserve Inc. and subsidiaries (the Company) as of September 30, 2005, and the results of operations and the cash flows for the nine months ended September 30, 2005 and 2004. The results of operations for the nine months ended September 30, 2005 and 2004 are not necessarily indicative of the results to be expected for the full year.

In September 2004, the Company reviewed costs incurred on the Brisas project and in accordance with its accounting policy, capitalized $2,116,764 associated with its Brisas feasibility study which previously had been expensed in the first half of 2004.

These financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements and should be read in conjunction with the consolidated financial statements including notes thereto included in the Companys 2004 annual report.

2. Geographic Segments

Net Loss for the Three and Nine Months Ended September 30, 2005 and 2004

                              Three Months Ended         Nine Months Ended
                              2005          2004         2005         2004
----------------------------------------------------------------------------
North America            $ 1,086,020   $   676,229  $ 3,647,839  $ 2,321,032
South America                669,620       743,848    2,034,595    1,191,160
----------------------------------------------------------------------------
Consolidated             $ 1,755,640   $ 1,420,077  $ 5,682,434  $ 3,512,192
============================================================================

3.	Share Option Plan:

The Companys Equity Incentive Plan (the Plan) allows for the granting of common share purchase options to officers, directors and key individuals for terms of up to ten years. The vesting period of options ranges from immediately to up to three years. There were 650,937 options remaining for future grants at September 30, 2005. Share option transactions for the nine months ended September 30, 2005 and 2004 are as follows:

                                  2005                         2004
                        ----------------------------------------------------
                                     Weighted                       Weighted
                                      Average                        Average
                                     Exercise                       Exercise
                           Shares       Price           Shares         Price
----------------------------------------------------------------------------
Options outstanding
  at beginning
  of period             3,316,374      $ 1.39        3,204,124        $ 0.95
Options exercised        (573,030)     $ 1.00         (284,954)       $ 1.00
Options canceled         (115,000)     $ 4.16          (19,296)       $ 1.13
Options granted           374,500      $ 3.65          395,500        $ 3.67
----------------------------------------------------------------------------
Options outstanding
  at end of period      3,002,844      $ 1.64        3,295,374        $ 1.27
----------------------------------------------------------------------------
Options exercisable
  at end of period      2,678,270      $ 1.44        3,033,190        $ 1.12
============================================================================

                                 Price                        Price
                                 Range                        Range
----------------------------------------------------------------------------
Exercise price at
  end of period             $ 0.57 - $ 4.90              $ 0.55 - $ 4.14
Exercise price for
  exercisable shares        $ 0.57 - $ 4.90              $ 0.55 - $ 4.14

Effective January 1, 2004, the Company adopted the new requirements of the Canadian Institute of Chartered Accountants standard 3870 under which the fair value method of accounting for stock options granted to employees and directors is followed. Accordingly, compensation expense was recorded on a retroactive basis to retained earnings to show the effect of compensation expense associated with stock option grants to employees and directors from January 1, 2002 to December 31, 2003, which amounted to $419,101.

The Company recorded additional compensation expense of $788,189, and $419,254 for stock options granted during the nine months ended September 30, 2005 and 2004. The fair value of the options granted in 2005 was calculated using the Black-Scholes model assuming a weighted average risk free interest rate of 3.8%, expected life of three years, expected volatility of 103% and a dividend yield of nil.